UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                   CDNOW, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    125085100
                                 (CUSIP Number)

                                 April 29, 1999
             (Date of Event Which Requires Filing of this Statement)

                              Marc M. Rossell, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                            Rafael Robles Miaja, Esq.
                     Franck, Galicia, Duclaud y Robles, S.C.
                                 Torre "Optima"
                    Av. Paseo de las Palmas No. 405 -- piso 3
                            Col. Lomas de Chapultepec
                                11000 Mexico D.F.
                          Telephone: 011-52-5-540-9200

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

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

CUSIP No.  125085100

(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                  Carlos Slim Helu


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[ ]      (a)

[ ]      (b)

(3)      SEC Use Only


(4)      Citizenship or Place of Organization            Mexico

Number of      (5)   Sole Voting Power                   0

Shares

Beneficially   (6)   Shared Voting Power           947,000

Owned by

Each           (7)   Sole Dispositive Power              0

Reporting

Person         (8)   Shared Dispositive Power      947,000

With


(9)      Aggregate Amount Beneficially Owned by Each Reporting Person    947,000


(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


(11)     Percent of Class Represented by Amount in Row (9)              5.3%

(12)     Type of Reporting Person (See Instructions)                     IN

CUSIP No.  125085100

(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                  Grupo Sanborns, S.A. de C.V.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[ ]      (a)

[ ]      (b)

(3)      SEC Use Only

(4)      Citizenship or Place of Organization                    Mexico

Number of      (5)   Sole Voting Power                           0

Shares

Beneficially   (6)   Shared Voting Power                   947,000

Owned by

Each           (7)   Sole Dispositive Power                      0

Reporting

Person         (8)   Shared Dispositive Power              947,000

With


(9)      Aggregate Amount Beneficially Owned by Each Reporting Person 947,000


(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


(11)     Percent of Class Represented by Amount in Row (9)                 5.3%

(12)     Type of Reporting Person (See Instructions)                        CO

CUSIP No.  125085100

(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                  Grupo Carso, S.A. de C.V.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[ ]      (a)

[ ]      (b)

(3)      SEC Use Only


(4)      Citizenship or Place of Organization                Mexico

Number of      (5)   Sole Voting Power                       0

Shares

Beneficially   (6)   Shared Voting Power               947,000

Owned by

Each           (7)   Sole Dispositive Power                  0

Reporting

Person         (8)   Shared Dispositive Power          947,000

With


(9)      Aggregate Amount Beneficially Owned by Each Reporting Person    947,000


(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


(11)     Percent of Class Represented by Amount in Row (9)                  5.3%

(12)     Type of Reporting Person (See Instructions)                         CO

Item 1.    Issuer

           (a)      CDnow, Inc. (the "Company")
           (b)      1005 Virginia Drive
                    Fort Washington, PA 19034

Item 2.    Persons Filing

           (a) Name of Persons Filing: Carlos Slim Helu ("Mr. Slim"), Grupo Sanborns, S.A. de C.V. ("Sanborns") and Grupo Carso, S.A. de C.V. ("Carso") (each a "Reporting Person").
           (b)      Address of Principal Offices:
                    (i) Mr. Slim's business address is located at Paseo de las Palmas 736, Col. Lomas de Chapultepec, Mexico D.F., 11000, Mexico. (ii) The principal offices of Sanborns are located at Av. San Fernando No. 649, Col. Pena Pobre, Tlalpan, Mexico D.F., 14060, Mexico. (iii) The principal offices of Carso are located at Insurgentes Sur No. 3500, Col. Pena Pobre, Tlalpan, Mexico D.F., 14060, Mexico.
           (c) Citizenship: Mr. Slim is a Mexican citizen. Sanborns and Carso are Mexican corporations.
           (d)      Title of Class of Securities:  Common Stock, no par value.
           (e)      CUSIP Number: 125085100

Item 3.    This statement is filed pursuant to ss.240.13d-1(c).

Item 4.    Ownership

           (a) Sanborns directly owns 947,000 shares of Common Stock. By virtue of the shares held by Sanborns, Carso, as Sanborns' parent entity, beneficially owns 947,000 shares of Common Stock. Mr. Slim is filing for himself and on behalf of certain members of his immediate family. Mr. Slim and certain members of his immediate family, directly and through their ownership of a majority of the voting and economic interests in a trust, own a majority of the outstanding voting equity securities of Carso. Accordingly, Mr. Slim may be deemed to beneficially own all securities owned by the other Reporting Persons.
           (b) The shares of Common Stock held by Mr. Slim, Carso and Sanborns constitute approximately 5.3% of the outstanding Common Stock of the Issuer.

Item 5.    Ownership of Five Percent or Less of a Class

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

           Not applicable.

Item 8.    Identification and Classification of Members of the Group

           Not Applicable.

Item 9.    Notice of Dissolution of Group

           Not Applicable.

Item 10.   Certification if Statement Filed Pursuant to Rule 13d-1(c)

           (a)      Not applicable.

           (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1.       Powers of Attorney

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 1999





----------------------------------------
Carlos Slim Helu

                                                By:      /s/ Eduardo Valdes
                                                   -----------------------------
                                                Name: Eduardo Valdes
                                                Title:   Attorney-in-Fact

GRUPO CARSO, S.A. DE C.V.



By:
   -------------------------------------
Name:
Title:

GRUPO SANBORNS, S.A. DE C.V.


By:
   -------------------------------------
Name:
Title:

                                    EXHIBITS

                                POWER OF ATTORNEY


                  I, a beneficial owner of common stock, no par value, (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D and 13G and any and all amendments thereto and other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2002.




                                               /s/ Carlos Slim Helu
                                             -----------------------------------
                                               Carlos Slim Helu

May 7, 1999

                                POWER OF ATTORNEY


                  I, a beneficial owner of common stock, no par value, (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D and 13G and any and all amendments thereto and other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2002.


                                         GRUPO CARSO, S.A. DE C.V.


                                         By:      /s/ Alejandro Escoto
                                            ------------------------------------
                                         Name: Alejandro Escoto
                                         Title:   Chief Financial Officer

May 7, 1999

                                POWER OF ATTORNEY


                  I, a holder of common stock, no par value, (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D and 13G and any and all amendments thereto and other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2002.


                                          GRUPO SANBORNS, S.A. DE C.V.



                                          By:    /s/ Alejandro Escoto
                                             -----------------------------------
                                          Name:  Alejandro Escoto
                                          Title: Authorized Legal Representative

May 7, 1999